UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
November 19, 2007
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Ville Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Postal Ballot Notice issued by Sterlite Industries (India) Limited dated October 29, 2007.

Other Events
Sterlite Industries (India) Limited issued a Postal Ballot Notice dated October 29, 2007 to its shareholders requesting consent of the shareholders through postal ballot for amending its Memorandum of Association, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Exhibits
99.1	Postal Ballot Notice issued by Sterlite Industries (India) Limited dated October 29, 2007.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: November 19, 2007

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Dindayal Jalan

Name:	Dindayal Jalan
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Postal Ballot Notice issued by Sterlite Industries (India) Limited dated October 29, 2007.